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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                                 Amendment No. 4

                                MODEM MEDIA, INC.
                       (Name of Subject Company (Issuer))

                                MODEM MEDIA, INC.
                        (Name of Filing Person (Offeror))

  Certain Options under Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan and Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan
    to Purchase Common Stock, Par Value $.001 per Share, of Modem Media, Inc.
                         Held by Eligible Option Holders
                         (Title of Class of Securities)

                                        *
                      (CUSIP Number of Class of Securities)

                                Sloane Levy, Esq.
                                Modem Media, Inc.
                                 230 East Avenue
                                Norwalk, CT 06855
                               Tel: (203) 299-7000

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)





[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 607533106.





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                             INTRODUCTORY STATEMENT

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2001 (the "Original Schedule TO") reports the final results of our offer to exchange certain options granted under each of the Modem Media.Poppe Tyson, Inc. 1999 Stock Incentive Plan and Modem Media.Poppe Tyson, Inc. Amended and Restated 1997 Stock Option Plan (the "Option Plans") to purchase shares of our common stock, par value $.001 per share, having an exercise price of greater than $6.00 per share, for new options that will be granted to purchase shares of our common stock under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated September 17, 2001 and the related Letter of Transmittal.

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 of the Original Schedule TO is hereby amended to add the following:

     The offer made pursuant to the Schedule TO expired at 12:00 midnight, Eastern time, on Monday, October 15, 2001. Pursuant to the offer, we accepted for exchange options to purchase 75,400 shares of our common stock, representing approximately 73% of the options that were eligible to be tendered in the offer (excluding options that were held by individuals whose employment with us terminated during the tender offer period). Subject to the terms and conditions of the offer, we will grant options to purchase an aggregate 75,400 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(F), indicating the number of shares of our common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule TO is true, complete and correct.

                                              Modem Media, Inc.


                                              /s/ Marc C. Particelli
                                              Marc C. Particelli
                                              Chief Executive Officer

Date: October 16, 2001